

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 17, 2018

<u>Via E-mail</u>
Mr. Peter Lamoureux
Director, President and Treasurer of the GP for
The Everest Fund, L.P.
1100 North 4th Street, Suite 232
Fairfield, Iowa 52556

> **Re: The Everest Fund, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-17555**

Dear Mr. Lamoureux:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate & -
    Commodities